Exhibit 99.10
January 17, 2007 CNN-IBN Media Interview on the Financial Performance of Wipro Limited for the
Quarter ended December 31, 2006.
Interviewee:
Suresh Senapaty, Executive Vice President, Finance & CFO
CNN-IBN: Mr. Senapaty, good morning. Thank you so much for joining us this morning sir. Third quarter you have been able to deliver much stronger set of numbers than possibly a lot of people were expecting both overcoming the rupee and also the salary hikes. If you could just sum up as to what has been the key trigger this quarter and what is next quarter looking like?
Suresh Senapaty: I think (A) one more robust quarter we had solid results like you have said in sequential over the last quarters. Good growth from the Wipro Technology 8.8% sequential growth and very flattish operating margin as we have guided despite the number of working days being lowered and despite rupee having appreciated and despite having the wage increase. We had solid contribution also from the other businesses in terms of Wipro Infotech as well as Wipro Consumer Care and Wipro Infrastructure Engineering, so overall the contribution from all this portfolio of businesses that we have, have done well, and if you look at Wipro Technologies, I think the financial services, manufacturing, energy and utilities have contributed significantly apart from the uptake in the growth rates that we are seeing in BPO including margin expansions. We have done pretty well in the operating margins of the acquisition portfolio. There has been a margin expansion in that area also, and overall a very, very satisfying quarter.
CNN-IBN: Absolutely, and in fact you have also talked a little bit about the performance of your BPO division right now, are you seeing a strong up move in your BPO division and do you think this is really sustainable, are we seeing a very strong order pipeline now for the next quarter as well?
Suresh Senapaty: Oh! Absolutely, I think if you have seen the results, good growth, pricing wise also we are making progress. Attrition point of view also we have reduced it significantly. The transformation of the business in terms of trying to do more and more end-to-end projects as opposed to only pieces of activities is also going up quarter after quarter and we are monitoring that very closely. From the new customer wins, there has been very good, and more and more we are working the BPO along with the verticals where the domain specialization was able to get, so like we have seen the traction between the infrastructure services, testing services, and enterprise application, similarly more and more combined work we are seeing in BPO as well as the verticals and that is giving us much more traction and doing much more value added work for the customers.
CNN-IBN: Mr. Senapaty, I want to ask you about this entire margin situation, are you seeing attrition of course being an issue, salary hikes for you upcoming as far as the offshore division is concerned, but we believe that come January you are also going to see salary hikes coming in for your onsite part of your business, can you hold these margins or will there be an impact?
Suresh Senapaty: Yes, you know so far as Q3 was concerned and you saw we had a 180 basis points on salary impact, we had about 60 basis points on account of forex, and despite that we are able to mitigate most of it accepting a 20 basis point under Indian GAAP. So far as the next year is concerned, yes we are expecting, we have given competition increases of about 2 to 4% for varieties of employees onsite that will have an impact of about 120 basis points, but we are already working at certain operating levers like we did last quarter. We will continue to work on them and our objective is to mitigate significant part of that cost increase in the current quarter.

CNN-IBN: Okay, Mr. Senapaty, I want to talk about the US slowdown and we are seeing the other bigger companies being able to maneuver around that, as far as your global IT division is concerned, your revenue this time are coming slightly lower than estimates, however, for the next quarter you have guided higher, how are you assessing the entire US situation?
Suresh Senapaty: I think, you know, for example, we had given a guidance of 633 and we have done 640.5, so we have done far ahead of the guidance that we have done. The rupee one is much lower because of the rupee appreciation, which you know we never have control on that, we try and manage the profit arising out of the IT business as apposed to trying to manage these revenue numbers. Revenue numbers are in dollars. Margins are in rupee terms and that is where our hedging policy is about and we have seen that we have got fair amount of much more diluted volatility compared to many others. So far as the next quarter is concerned, I think we have guided about 7% sequential. It is based on the fact that the number of people that we have added, 3500 people in the IT side net, and about 1500 people on the BPO side, the kind of marquee customer wins, 37 customer wins we have got, about 8 of them are Fortune 1000 customers, and the kind of customer appetite that you are seeing, the traction that you are seeing, and some of the large deals that we have won and consolidated, part of the benefit we have already got, part of the benefit we are yet to get. So combination of all these factors, we have a good optimism in terms of our revenue growth.